Exhibit 1

Rio de Janeiro, January 31 2017.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM)

Attn.:  Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

            Mr. Guilherme Rocha Lopes

            Business Monitoring Manager – 2

c/c

emissores@bvmf.com.br

Re.: Official Letter No. 031/2017/CVM/SEP/GEA-2

Dear Sirs,

We make reference to Official Letter No. 031/2017/CVM/SEP/GEA-2 (“Official Letter”), attached hereto, which requests that Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) provide new clarifications with respect to the News published in the newspaper Valor Econômico, on January 27, 2017, titled “Oi’s Board to evaluate new plan on February 1st ,” in order to clarify the following:

In addition to the information disclosed by the Company to its shareholders and the market on January 30, 2017, in response to Official Letter 73/2017-SAE/GAE 2 and in the Notices to the Market disclosed on such date, Oi informs that, to date, there are only talks with the Company’s creditors and potential investors about the judicial reorganization plan.

Oi clarifies that it does not have knowledge of any binding proposal received by the Company from the investment fund mentioned in the News and that the only formal suggestions submitted to Oi’s Executive Officers Board by this date have already been made public, together with the Notice to the Market disclosed on December 19, 2016.

Furthermore, as of this date, no changes to the judicial reorganization plan have been determined, and as such (i) there are no proposals from the Company on this date with respect to any changes to the judicial reorganization plan presented on September 5, 2016; and (ii) it is not possible at this time to affirm what the impacts of the judicial reorganization plan will be on the Company’s financial information.

Oi makes itself available for further clarifications.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                         www.oi.com.br

Official Letter No. 031/2017/CVM/SEP/GEA-2

Rio de Janeiro, January 30,2017.

Mr. RICARDO MALAVAZI MARTINS

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425, 8th floor – Leblon

22430-190 – Rio de Janeiro, RJ

Tel.: (21) 3131-2918 / Fax: (21) 3131-1383

E-mail: invest@oi.net.br

C/C: emissores@bvmf.com.br

Subject: Request for Clarification  – Reiteration

Dear Sir,

1.                   We make reference to BM&FBOVESPA Official Letter 73/2017-SAE/GAE 2, regarding the news article published in the newspaper Valor Econômico on January 27, 2017, BM&FBOVESPA Official Letter 75/2017-SAE, regarding to the atypical fluctuation of Oi S.A. shares, as well as the Company’s responses to such sent via the Notice to the Market dated January 30, 2017.

2.                   The news quoted in the BM&FBOVESPA Official Letter included specific details of the negotiations underway between the Company and its creditors, such as: (i) “the American investment fund Elliot [...] is willing to put R$9.2 billion into the business;” (ii) “the idea is for Oi to get out of the judicial reorganization with the financial debt immediately cut from R$50 billion to R$15 billion;” and (iii) “after the judicial reorganization, Oi would have the capacity to generate cash of R$2 billion, discounting an estimated R$5 billion annual investment of an Ebitda of R$7 billion a year.”

3.                   In its response, Oi did not present clarifications with respect to these details, limiting the response to the following main terms: “management has been meeting regularly with creditors,” that “at the moment, however, there is no definitive decision with respect to any alteration to the judicial reorganization plan” and “there is an ordinary meeting of its Board of Directors called for February 1, 2017 and that, among other matters on the meeting’s Agenda, the board members will be updated on the progress of the judicial reorganization and discussions with creditors and potential investors and, consequently, will be able to discuss alternatives in accordance with opinions the Company received from such creditors or potential investors.”

4.                   It should be noted that on the same date of such news article, there was an atypical verified fluctuation in the price of Oi shares, according to Official Letter 75/2017-SAE, which was also sent to the Company.

5.                   We remind you of the content of OFFICIAL-CIRCULAR/CVM/SEP/Nº02/2016:

It should be noted that the CVM understands that, in the event of information leakage or an atypical fluctuation in the company’s shares, the material fact should be immediately disclosed, even if the information refers to a transaction in negotiation (not completed), initial negotiations, viability studies or even the mere intention to carry out business.

6.                   As such, we reiterate the request for clarifications made by BM&FBOVESPA in Official Letter 73/2017-SAE/GAE 2 with respect to all the facts presented in the news article published in the media, as well as other information that may have leaked and/or may influence the quotation, number of trades or quantity traded of the Company’s shares.

7.                   Such statement should include a copy of this Official Letter and be sent to the IPE System, category “Notice to the Market,” type: “Clarifications –CVM/Bovespa Consultations.” Compliance with this request for a statement by means of a notice to the market does not exempt from the possible determination of liability for the non-timely disclosure of material fact, pursuant to CVM Instruction 358/2002.

8.                   We emphasize that, under the terms of Article 3 of CVM Instruction 358/02, it is the responsibility of the Investor Relations Officer to disclose and communicate any relevant act or fact occurring or related to its business to the CVM and, if applicable, the stock exchange and organized over-the-counter market entity in which the company’s securities are traded, as well as to ensure its wide and immediate dissemination simultaneously in all markets in which such securities are admitted to trading.

9.                   We also remind you of the obligation set forth in the sole paragraph of Article 4 of CVM Instruction No. 358/02, to inquire the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

10.                In accordance with the Superintendence of Corporate Relation (SEP), we warn that it will be up to this administrative authority, in its legal capacity and, based on item II, Article 9, Law No. 6,385 / 76, and Articles 7 and 9 of CVM Instruction 452/07, to determine the application of a fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for not responding to the present letter, also sent via e-mail, within 1 (one) business day.

Sincerely,

Document electronically signed by Guilherme Rocha Lopes, Manager, on January 30, 2017, at 5.35 p.m., pursuant to Article 1, III, "b", of Law No. 11,419 / 2006.